

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

January 11, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Roger Agnelli
Chief Executive Officer
Companhia Vale Do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ,
Brazil

> **Re:** **Companhia Vale Do Rio Doce**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed May 16, 2007**
> **File No. 001-15030**

Dear Mr. Agnelli:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: K. Schuler
J. Madison

Via facsimile:
Ivy Hernandez
(212) 225-3999